                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)/1/


                         Fox Entertainment Group, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
            ------------------------------------------------------
                        (Title of Class of Securities)



                                  35138T 10 7
          -----------------------------------------------------------
                                (CUSIP Number)

------------
  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 35138T 10 7           13G             Page 2 of 13 Pages

------------------------------------------------------------------------------
1       Name of Reporting Persons/S.S. or I.R.S.
        Identification Nos. of Above Persons

        The News Corporation Limited
------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group         (a)   [_]
                                                                 (b)   [_]

------------------------------------------------------------------------------
3       SEC Use Only
------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        South Australia, Australia.
------------------------------------------------------------------------------
      Number of           5     Sole Voting Power
        Shares                  599,259,834/1/
     Beneficially         ----------------------------------------------------
       Owned by           6     Shared Voting Power
         Each                   0
      Reporting           ----------------------------------------------------
     Person with          7     Sole Dispositive Power
                                599,259,834 /1/
                          ----------------------------------------------------
                          8     Shared Dispositive Power
                                0
------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        599,259,834 /1/
------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares   [_]
------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        82.76%/1/
------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
------------------------------------------------------------------------------

------------
/1/ Includes 547,500,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). The Class B Common Stock is convertible into Class A Common Stock, par value $.01 per share (the "Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock"), on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As of December 31, 1999, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 82.76% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP NO. 35138T 10 7           13G             Page 3 of 13 Pages

------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        News America Incorporated/13-3249610
------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group         (a)   [_]
                                                                 (b)   [_]

------------------------------------------------------------------------------
3       SEC Use Only
------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware, U.S.A.
------------------------------------------------------------------------------
      Number of           5     Sole Voting Power
        Shares                  599,259,834/1/
     Beneficially         ----------------------------------------------------
       Owned by           6     Shared Voting Power
         Each                   0
      Reporting           ----------------------------------------------------
     Person with          7     Sole Dispositive Power
                                599,259,834 /1/
                          ----------------------------------------------------
                          8     Shared Dispositive Power
                                0
------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        599,259,834 /1/
------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares   [_]
------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        82.76%/1/
------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
------------------------------------------------------------------------------

------------
/1/ Includes 547,500,000 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As of December 31, 1999, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 82.76% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP NO. 35138T 10 7           13G             Page 4 of 13 Pages

------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        K. Rupert Murdoch
------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group         (a)   [_]
                                                                 (b)   [_]

------------------------------------------------------------------------------
3       SEC Use Only
------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States
------------------------------------------------------------------------------
      Number of           5     Sole Voting Power
        Shares                  599,259,834/1/
     Beneficially         ----------------------------------------------------
       Owned by           6     Shared Voting Power
         Each                   0
      Reporting           ----------------------------------------------------
     Person with          7     Sole Dispositive Power
                                599,259,834 /1/
                          ----------------------------------------------------
                          8     Shared Dispositive Power
                                0
------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        599,259,834 /1/
------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares   [_]
------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        82.76%/1/
------------------------------------------------------------------------------
12      Type of Reporting Person
        IN
------------------------------------------------------------------------------

------------
/1/ Includes 547,500,000 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As of December 31, 1999, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 82.76% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP NO. 35138T 10 7           13G             Page 5 of 13 Pages

------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        FEG Holdings, Inc./51-0385056
------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group         (a)   [_]
                                                                 (b)   [_]

------------------------------------------------------------------------------
3       SEC Use Only
------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware, U.S.A.
------------------------------------------------------------------------------
      Number of           5     Sole Voting Power
        Shares                  599,259,834/1/
     Beneficially         ----------------------------------------------------
       Owned by           6     Shared Voting Power
         Each                   0
      Reporting           ----------------------------------------------------
     Person with          7     Sole Dispositive Power
                                599,259,834 /1/
                          ----------------------------------------------------
                          8     Shared Dispositive Power
                                0
------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        599,259,834 /1/
------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares   [_]
------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        82.76%/1/
------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
------------------------------------------------------------------------------

------------
/1/ Includes 547,500,000 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As of December 31, 1999, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.8% of the voting power of the Issuer and approximately 82.76% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP NO. 35138T 10 7           13G             Page 6 of 13 Pages

Item 1(a).      Name of Issuer:
                --------------

        Fox Entertainment Group, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

        1211 Avenue of the Americas
        New York, NY 10036

Item 2(a).  Name of Person Filing:  Item 2(b).  Address of Principal Office,
            ---------------------               ----------------------------
                                                or, If None, Residence:
                                                ----------------------------

            The News Corporation Limited        2 Holt Street, Sydney
                                                New South Wales, 2010, Australia

            News America Incorporated           1211 Avenue of the Americas
                                                New York, New York 10036

            FEG Holdings, Inc.                  1211 Avenue of the Americas
                                                New York, New York 10036

            Mr. K. Rupert Murdoch               1211 Avenue of the Americas
                                                New York, New York 10036

            The News Corporation Limited ("News Corporation"), News America Incorporated ("NAI"), FEG Holdings, Inc. ("FEG Holdings") and Mr. K. Rupert Murdoch are referred to herein collectively as the "Reporting Persons."

            Reference is made to the Joint Filing Agreement of the Reporting Persons, attached to the original filing of this statement on
            Schedule 13G, filed pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended.

Item 2(c).  Citizenship or Place of Incorporation for each Reporting Person:
            ---------------------------------------------------------------

            News Corporation is incorporated under the laws of South Australia, Australia.

            NAI is incorporated under the laws of the State of Delaware.

            FEG Holdings is incorporated under the laws of the State of Delaware.

CUSIP NO. 35138T 10 7           13G             Page 7 of 13 Pages

                Mr. Murdoch is a United States citizen.


Item 2(d).  Title of Class of Securities:
            ----------------------------

            Class A Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:
            ------------

            35138T 10 7

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b)
            ----------------------------------------------------------------
            or (c), Check Whether the Person Filing is a:
            ---------------------------------------------
        (a) [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act.
        (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        (d) [_] Investment company registered under Section 8 of the Investment Company Act.
        (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                 (E).
        (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
        (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
        (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
        (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.     Ownership:
            ---------

            (a) Amount Beneficially Owned: 599,259,834
            (b) Percent of Class: 82.76%
            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:
                      599,259,834
                (ii)  shared power to vote or to direct the vote: 0
                (iii) sole power to dispose or to direct the disposition of:
                      599,259,834
                (iv)  shared power to dispose or to direct the disposition of: 0

            FEG Holdings is the direct beneficial owner of 51,759,834 shares of the Issuer's Class A Common Stock and 547,500,000 shares of the Issuer's Class B Common

CUSIP NO. 35138T 10 7           13G             Page 8 of 13 Pages

            Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As a result, the shares of Common Stock of the Issuer reported herein represent approximately 97.8% of the voting power of the Issuer and approximately 82.76% of the outstanding Common Stock of the Issuer.

            As Holdings is a wholly-owned subsidiary of NAI, and NAI is owned by News Corporation through certain intermediaries, each of NAI and News Corporation may be deemed to own beneficially the shares of the Issuer's Common Stock reported herein.

            Approximately 30% of the voting stock of News Corporation is owned by (i) Mr. Murdoch and members of his family, (ii) (A) Cruden Investments Pty. Limited, which is a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden; and (iii) a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation and Chairman and Chief Executive Officer of the Issuer, Mr. Murdoch may be deemed to control the operations of News Corporation and the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [_].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
            ------------------------------------------------------------

            Not Applicable.

Item 8.     Identification and Classification of Members of a Group:
            -------------------------------------------------------

            Not Applicable.

CUSIP NO. 35138T 10 7           13G             Page 9 of 13 Pages

Item 9.     Notice of Dissolution of Group:
            ------------------------------

            Not Applicable.

Item 10(a) and (b).  Certification:
                     -------------

            Not Applicable.

CUSIP NO. 35138T 10 7           13G             Page 10 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000


                                 THE NEWS CORPORATION LIMITED

                                 By:/s/ Arthur M. Siskind
                                    -------------------------
                                    Name: Arthur M. Siskind
                                    Title: Director

CUSIP NO. 35138T 10 7           13G             Page 11 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000


                                     NEWS AMERICA INCORPORATED

                                     By:/s/ Arthur M. Siskind
                                        -------------------------
                                         Name: Arthur M. Siskind
                                         Title: Director

CUSIP NO. 35138T 10 7           13G             Page 12 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000


                                     FEG HOLDINGS, INC.

                                     By:/s/ Arthur M. Siskind
                                        ----------------------
                                        Name: Arthur M. Siskind
                                        Title: Director

CUSIP NO. 35138T 10 7           13G             Page 13 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000




                                     /s/  K. Rupert Murdoch
                                     -----------------------
                                     K. Rupert Murdoch